FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)
Year Ended December 31, 2021
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-17212

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Truist Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3333 Peachtree Road, NE., Atlanta Financial Center, South Tower 9th floor

(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald Morris	401-502-2982	donald.morris@truist.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP

(Name – if individual, state last, first, and middle name)

1075 Peachtree St NE	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Donald Morris_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Truist Securities, Inc_____, as of ___December 31___, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chief Financial Officer

Carol H. Spates
Notary Public

CAROL H. SPATES
Notary Public, Georgia
Clayton County
My Commission Expires
August 13, 2022

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Financial Statements and Supplemental Information

Year Ended December 31, 2021

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Truist Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Truist Securities, Inc. (the "Company") as of December 31, 2021, and the related statements of income, comprehensive income, changes in shareholders' equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, the Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2021 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Suite 2600, Atlanta, GA 30309
T: (678) 419 1000, www.pwc.com/us



whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 23, 2022

We have served as the Company's auditor since 2019.

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Financial Condition

As of December 31, 2021
(In Thousands, Except Share Amounts)

Assets		
Cash and cash equivalents	$	50,473
Securities segregated under Federal and other regulations		29,950
Deposits with clearing organizations		54,680
Receivables from brokers and dealers		17,056
Customer receivables		10,232
Due from related parties		1,038
Securities purchased under agreements to resell		3,259,786
Securities borrowed		568,361
Securities owned and derivatives (including encumbered securities of $1,377,313)		2,016,926
Goodwill and other intangibles, net of accumulated amortization of $5,040		177,342
Accrued interest and other income receivable		70,128
Net deferred tax assets		31,599
Right of use assets		21,745
Fixed assets, less accumulated depreciation and amortization of $14,111		10,617
Other assets		6,534
Total assets		6,326,467
Liabilities and shareholder's equity		
Liabilities		
Securities sold under agreements to repurchase		2,433,415
Securities sold but not yet purchased and derivatives		1,557,579
Lines of credit payable to related parties		125,000
Accrued interest payable and other liabilities		21,802
Accrued compensation and benefits		108,712
Income taxes payable to parent		24,204
Payables to brokers and dealers		20,683
Customer payables		966
Lease liabilities		25,577
Net payable for unsettled securities transactions		120,707
Due to related parties		797
Total liabilities		4,439,442
Shareholder's equity		
Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding		100
Additional paid-in capital		1,235,020
Retained earnings		651,905
Total shareholder's equity		1,887,025
Total liabilities and shareholder's equity	$	6,326,467

The accompanying notes are an integral part of these financial statements.

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Comprehensive Income

Year Ended December 31, 2021
(In Thousands)

Revenues		
Corporate finance fees	$	441,303
Underwriting fees		408,994
Interest		70,829
Commissions		50,297
Trading gains, net of losses		51,319
Total revenues		1,022,742
Expenses		
Compensation and benefits		302,808
Outside processing and software		43,676
Fees paid to related parties		38,692
Interest		31,391
Investment banking deal expenses		26,570
Occupancy and equipment		18,736
Other		24,776
Total expenses		486,649
Income before income taxes		536,093
Provision for income taxes		126,011
Net income	$	410,082
Other comprehensive income		–
Total comprehensive income	$	410,082

The accompanying notes are an integral part of these financial statements.

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2021
(In Thousands)

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total
Balance, December 31, 2020	$	100	$	1,200,657	$	241,823	$	1,442,580
Net income		–		–		410,082		410,082
Non-cash contribution from the Parent[1]		–		34,363		–		34,363
Balance, December 31, 2021	$	100	$	1,235,020	$	651,905	$	1,887,025

[1] Includes a $6.2 million out-of-period purchase accounting adjustment related to equity compensation.

The accompanying notes are an integral part of these financial statements.

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Cash Flows

Year Ended December 31, 2021
(In Thousands)

Operating activities		
Net income	$	410,082
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		4,469
Amortization of intangibles		2,048
Deferred tax expense (benefit)		(2,845)
Equity-based compensation expense		28,170
Net change in operating assets and liabilities:		
Securities owned and securities segregated under Federal and other regulations		(191,342)
Securities purchased under agreements to resell and securities borrowed		(2,176,029)
Securities sold but not yet purchased		533,858
Securities sold under agreements to repurchase		1,344,057
Accrued compensation and benefits		29,229
Net payable (receivable) for unsettled securities transactions		91,574
Other assets and liabilities		(33,996)
Net cash provided by operating activities		39,275
Investing activities		
Capital expenditures		(4,072)
Net cash used in investing activities		(4,072)
Financing activities		
Net cash provided by financing activities		-
Net change in cash and cash equivalents		35,203
Cash and cash equivalents, beginning of year		15,270
Cash and cash equivalents, end of year	$	50,473
Supplemental cash flow information		
Cash paid:		
Interest	$	30,537
Income taxes paid to Parent	$	129,037
Lease payments	$	18,558

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2021

1. Organization and Nature of Business

Truist Securities, Inc. (the Company) is a wholly owned subsidiary of Truist Financial Corporation (the Parent). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The Company's corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company self-clears fixed-income transactions. The Company introduces equity transactions on a fully disclosed basis through a third-party clearing broker.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amounts of cash and cash equivalents approximate their fair values.

Deposits with Clearing Organizations

Participants in clearing organizations are required to maintain a minimum cash deposit as part of their daily clearing fund requirement. The calculation of the amount required to be on deposit is based on the outstanding trades through the clearing organization.

Goodwill and Other Intangibles

The Company principally operates in one segment where all the assets and liabilities have been assigned to the single reporting unit. The Company tests goodwill on an annual basis on October 1 for impairment and as events occur or circumstances change that would more-likely-than-not reduce the fair value below its carrying amount. There were no such impairments for the year ended December 31, 2021. The Company has identified intangible assets with finite lives.

Intangible assets other than goodwill, which are determined to have finite lives, are amortized over their useful lives based upon the estimated economic benefits received and are carried at amortized cost. The following table presents the changes in the carrying amount of goodwill and other intangibles for the year ended December 31, 2021:

(In thousands)	Goodwill	Intangibles	Total
Balance, December 30,2020	$ 169,927	$ 9,463	$ 179,390
Amortization	-	(2,048)	(2,048)
Balance, December 31, 2021	$ 169,927	$ 7,415	$ 177,342

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased. It is the Company's policy to take possession of or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties as warranted under the respective agreements.

Securities borrowed result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the fair value of securities borrowed on a daily basis, with additional collateral obtained or refunded as warranted under the respective agreements.

Interest accrued on securities purchased under agreements to resell and securities borrowed transactions is included in accrued interest and other income receivable in the statement of financial condition and interest income in the statement of comprehensive income. Interest accrued on securities sold under agreements to repurchase is included in accrued interest payable and other liabilities on the statement of financial condition and interest expense in the statement of comprehensive income. The carrying amount of collateralized securities transactions is deemed to be a reasonable estimate of their fair value. For additional information on the Company's activities related to collateralized securities transactions see Note 6, *Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase.*

Securities Owned, Securities Sold But Not Yet Purchased And Derivatives

Realized and unrealized gains and losses are included in trading gains, net of losses, in the statement of comprehensive income. Realized gains on the sales of securities are generally determined based on the sale of positions held on a first-in, first-out basis. Unless otherwise indicated, trading assets are priced by the trading desk and independently validated against pricing received from third party pricing sources. Equity securities owned are valued at the last reported price on the exchange that they trade. Securities not readily marketable are valued at their estimated fair value based on quoted bid prices or using pricing models, as determined by management. However, short positions are valued at their last quoted ask price. Amounts receivable and payable for regular-way securities transactions that have not reached their contractual final settlement date are recorded in net payables for unsettled securities transactions on the statement of financial condition.

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. For additional information on the Company's activities related to securities owned, securities sold but not yet purchased, and derivatives see Note 7, *Fair Value of Financial Instruments*.

Leases

The Company leases certain assets, consisting primarily of real estate, and assesses at contract inception whether a contract is, or contains, a lease. A right-of-use asset and lease liability is recorded on the balance sheet for all leases except those with an original lease term of twelve months or less. There were no material impairments for the year ended December 31, 2021. For additional information on the Company's activities related to leases see Note 8, *Leases*.

Fixed Assets

Fixed assets are recorded at historical cost. Depreciation of furniture and equipment is computed predominantly using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease. The Company reviews its long-lived assets, primarily leasehold improvements and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There were no such impairments for the year ended December 31, 2021. For additional information on the Company's activities related to fixed assets see Note 9, *Fixed Assets.*

Related Party Transactions

Both the Parent and Truist Bank ("the Affiliate Bank") provide certain services and staff support functions for their affiliates, and the Company pays a fee for those services. The Company earns revenue from affiliates for providing certain corporate finance, underwriting, and trading services. For additional information on the Company's related party transactions see Note 11, *Transactions with Related Parties*.

Income Taxes

The Company's provision for income taxes is based on income and expense reported for financial statement purposes after adjustments for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These deferred assets and liabilities are measured using the enacted tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Subsequent changes in the tax laws require adjustment to these deferred assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the provision for income taxes, the Company evaluates the technical merits of its income tax positions based on current legislative, judicial and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the provision for income taxes.

The Company's operating results are included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by Parent. The method of allocating federal income tax expense is determined under tax allocation agreements between the Company and the Parent. The allocation agreements specify that the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities are made by Parent. For additional information on the Company's activities related to income taxes, see Note 12, *Income Taxes*.

Credit Losses

The Company accounts for estimated credit losses on financial assets measured on an amortized cost basis in accordance with ASC Topic 326-20. This topic requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. No expected credit losses have been recorded under ASC Topic 326-20 for the year ended December 31, 2021. Below is a description of the various types of financial assets that are within the scope of ASC Topic 326-20.

Receivables

The Company's receivables include amounts from underwriting and corporate finance activity, securities failed to deliver and other receivables with customers and broker-dealers, accrued interest, as well as cash deposits with clearing organizations. These amounts are short-term in nature. The Company also presents a net amount payable for unsettled securities transactions. As noted in ASC 940-320-05-4, the risk of nonperformance of regular-way settling trades is minimal, given the following: (a) they are fully collateralized on the trade date, (b) the period of time between trade and settlement date is reasonably short, and (c) most securities are affirmed by both parties to the trade and settle net through a clearing entity. Accordingly, receivables and payables arising from these unsettled regular-way transactions may be recorded net. The Company continually reviews the credit quality of its counterparties and monitors the aging of receivables.

Securities purchased under agreements to resell and securities borrowed.

Securities purchased under agreement to resell and securities borrowed transactions require the Company to deliver cash in exchange for securities. Interest on such contract amounts is accrued and is included in the statement of financial condition in accrued interest and other income receivable. The Company has established policies and procedures for mitigating credit risk on these transactions that include (a) reviewing and establishing limits for credit exposure, (b) monitoring the market value of securities purchased or borrowed and obtaining additional collateral as necessary to ensure appropriate collateralization, and (c) continually assessing the creditworthiness of counterparties. Where eligible, the Company applies the collateral maintenance practical expedient in estimating any allowance for credit losses. The Company determines if it is eligible for the collateral maintenance practical expedient and considers the credit quality of these assets and the related need for an allowance for credit losses. These determinations and considerations are based on several factors: the daily revaluation of the underlying collateral used to secure the contract amounts, the counterparty's continuing ability to meet additional collateral requests, and the Company's right to sell the securities collateralizing the contract amounts when additional collateral requests are not met by the counterparty or the contract amounts are not returned on demand. Where not eligible for this practical expedient, any potential expected credit losses would be limited to the Company's net exposure after consideration of the market value of collateral. The majority of this net exposure has an open or overnight maturity, which provides the Company with the option to either re-price or close out transactions on a daily basis. The option mitigates any risk extending beyond one day. For more information on these transactions, see Note 6, *Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase*.

Revenue Recognition

Notes to Financial Statements (continued)

December 31, 2021

The following table reflects the Company's total revenue disaggregated by the amount that is in scope and out of scope of ASC Topic 606. The commentary following the table describes the Company's accounting policies for recognizing revenue, including the nature and timing of each revenue stream. The Company's contracts with customers generally do not contain terms that require significant judgment to determine the amount of revenue to recognize, the timing of when performance obligations to the customer are satisfied, or the amount of costs incurred to obtain or fulfill a contract with a customer.

| | Year Ended December 31, 2021 | | |
| | *(in thousands)* | | |
	In Scope	Out of Scope	Total
Corporate finance fees	$ 207,546	$ 233,757	$ 441,303
Underwriting fees	408,994	-	408,994
Commissions	50,297	-	50,297
Trading gains, net of losses	-	51,319	51,319
Interest	-	70,829	70,829
Total revenues	$ 666,837	$ 355,905	$ 1,022,742

Corporate finance fees, which primarily include in-scope advisory as well as out of scope loan syndication fees, are negotiated based on specific services offered. Revenue is recognized for in scope services at the point in time that the Company's performance obligation under the contract is complete upon closing of the transaction. Payments for these services are settled shortly after closing. Revenue and expense are presented gross on the statement of comprehensive income. Retainers and other fees received from customers prior to recognizing revenue are recorded as contract liabilities.

Underwriting fees are primarily based on the issuance price and quantity of the underlying instruments, and the execution of the client's transaction on the trade date represents the completion of the performance obligation. The Company recognizes revenue at this point in time as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. The Company acts in a principal capacity in these transactions as it is responsible for selling its portion of the underwriting and is liable for the proportionate costs of the underwriting. Therefore, the Company's portion of underwriting expense is presented gross of underwriting fees as investment banking deal expenses on the statement of comprehensive income. The transaction price is based on a percentage of the total transaction amount and payments are settled shortly after the trade date.

Commissions are earned primarily for trade execution services, which represent the Company's performance obligation. The Company satisfies its performance obligation on the trade date, and therefore recognizes commissions revenue on that date. Revenue and expense are presented gross on the statement of comprehensive income.   Payments are settled shortly after trade date.

The Company recognizes trading gains, net of losses, from the purchase and sale of securities. The Company also recognizes trading gains, net of losses, as a result of changes in the fair value of securities. The Company's securities owned, securities owned but not yet purchased, and derivatives include various types of debt and equity securities. For additional information see section regarding securities owned, securities sold but not yet purchased, and derivatives in Note 2, *Summary of Significant Accounting Policies,* and Note 7, *Fair Value of Financial Instruments*.

As of December 31, 2021, the Company did not have any material contract assets or liabilities.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

There were no standards adopted during the current year that had a material effect on the Company's statement of financial condition, and no standards not yet adopted by the Company that are expected to have a material effect on the Company's statement of financial condition.

4. Subsequent Events

The Company evaluated subsequent events through the date its financial statements were issued. Based upon this evaluation no material events or transactions occurred that require recognition or disclosure in these financial statements.

5. Securities Segregated Under Federal and Other Regulations

At December 31, 2021, a U.S. Treasury security with a fair value of $29.9 million has been segregated in a special reserve account for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

6. Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized primarily by U.S. government or agency securities. Securities borrowed are collateralized primarily by corporate securities. These securities purchased under agreements to resell, securities borrowed, and securities sold under agreements to repurchase are carried at the amounts at which the securities will be subsequently resold or repurchased. Securities borrowed are primarily used to cover firm short positions. Securities purchased under agreements to resell

are used to cover firm short positions or are subsequently sold under agreements to repurchase to earn a spread. Securities sold under agreements to repurchase are primarily used to fund firm trading inventory. The Company takes possession of all securities purchased under agreements to resell and securities borrowed and performs appropriate margin evaluation on the acquisition date based on market volatility. On the acquisition date of these securities, the Company and the related counterparty agree on the amount of collateral required to secure the principal amount loaned under these arrangements. The Company monitors collateral values daily and calls for additional collateral to be provided as warranted under the aforementioned agreement. The Company has policies and procedures to manage market risk associated with client trading and assumes a limited degree of market risk by managing the size and nature of its exposure.

The following is a summary of repurchase agreements and the fair market value of related collateral pledged as of December 31, 2021 (in thousands):

	Overnight Maturities	Term < 30 days	Total	Fair Market Value of Collateral
U.S. government and agency obligations	$ 1,520,374	$ 574,948	$ 2,095,322	$ 2,137,931
Corporate debt and other securities	213,041	125,052	338,093	356,171
Total collateral pledged	$ 1,733,415	$ 700,000	$ 2,433,415	$ 2,494,102

Securities purchased under agreements to resell and securities sold under agreements to repurchase are governed by a master repurchase agreement. Under the terms of the master repurchase agreement, all transactions between the Company and the counterparty constitute a single business relationship such that in the event of default, the non-defaulting party is entitled to set off claims and apply property held by that party in respect of any transaction against obligations owed. Any payments, deliveries, or other transfers may be applied against each other and netted. These amounts are limited to the contract asset/liability balance, and accordingly, do not include excess collateral received/pledged. None of the Company's repurchase and reverse repurchase transactions met the right of setoff criteria at December 31, 2021.

The following table includes the amount of collateral pledged or received related to exposures subject to enforceable Master Repurchase Agreements as of December 31, 2021. While these agreements are typically over-collateralized, GAAP requires disclosure in this table to limit the amount of such collateral to the amount of the related recognized asset or liability for each counterparty.

(In thousands)	Gross Amount		Amount Offset		Net Amounts Presented in the Statement of Financial Condition		Held/Pledged Financial Instruments		Net Amount
Assets									
Securities purchased under agreements to resell	$	3,259,786	$	-	$	3,259,786	$	3,252,076	$	7,710
Securities borrowed		568,361		-		568,361		551,674		16,687
Total Assets	$	3,828,147	$	-	$	3,828,147	$	3,803,750	$	24,397
Liabilities									
Securities sold under agreements to repurchase	$	2,433,415	$	-	$	2,433,415	$	2,433,415	$	-
Total Liabilities	$	2,433,415	$	-	$	2,433,415	$	2,433,415	$	-

7. Fair Value of Financial Instruments

The Company's recurring fair value measurements are based on a requirement to carry certain assets and liabilities at fair value. The carrying value of financial instruments presented on the statement of financial condition that are not measured at fair value approximates fair value. Assets and liabilities that are required to be measured at fair value on a recurring basis include securities owned, securities segregated under Federal and other regulations, and securities sold but not yet purchased, and are classified, on the basis of the measurement inputs employed, as level 1, 2, or 3 within the fair value hierarchy as follows:

Level 1 – Quoted prices for identical instruments in active markets

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value. The assumptions used to estimate the value of an instrument have varying degrees of impact to the overall fair value of the asset or liability. This process involves gathering multiple sources of information including broker quotes, values provided by pricing services, trading activity in other identical or similar securities, market indices, and pricing matrices. The process also employs various modeling techniques, such as discounted cash flow analyses, to arrive at the best estimate of fair value. When observable market prices for the asset or liability are not available, the Company employs various modeling techniques, such

as discounted cash flow analyses, to estimate fair value. Models used to produce material financial reporting information are validated prior to use and following any material change in methodology. Their performance is monitored at least quarterly, and any material deterioration in model performance is escalated.

The Company has formal processes and controls in place to support the appropriateness of its fair value estimates, including an independent price validation function that provides oversight for these estimates. For level 2 instruments and certain level 3 instruments the validation generally involves evaluating pricing received from two or more third party pricing sources that are widely used by market participants. The Company evaluates this pricing information from both a qualitative and quantitative perspective and determines whether any pricing differences exceed acceptable thresholds. If thresholds are exceeded, the Company assesses the differences between the valuation approaches used. The assessment may include contacting a pricing service to gain further insight into the valuation of a particular security or class of securities to resolve the pricing variance, which could result in an adjustment to the price used for financial reporting purposes.

The Company classifies instruments within level 2 in the fair value hierarchy when it determines that external pricing sources estimated fair value using prices for similar instruments trading in active markets. A wide range of quoted values from pricing sources may imply a reduced level of market activity and indicate that significant adjustments to price indications have been made. In such cases, the Company evaluates whether the asset or liability should be classified as level 3.

Determining whether to classify an instrument as level 3 involves judgment and is based on a variety of subjective factors, including whether a market is inactive. A market is considered inactive if significant decreases in the volume and level of activity for the asset or liability have been observed.

The following table presents securities segregated under Federal and other regulations, securities owned, securities sold but not yet purchased, and derivatives measured at fair value on a recurring basis:

Notes to Financial Statements (continued)

December 31, 2021

(in thousands)	Fair Value Measurements at December 31, 2021				
	Level 1	Level 2	Level 3	Netting Adjustments[1]	Total Assets/Liabilities
Securities segregated under Federal and other regulations:					
U.S government and agency obligations	$ -	$ 29,950	$ -	$ -	$ 29,950
Securities owned and derivatives:					
U.S. government and agency obligations	$ -	$ 1,181,526	$ -	$ -	$ 1,181,526
Corporate debt and other securities	7,283	734,372	-	-	741,655
Commercial paper	-	500	-	-	500
State and municipal obligations	-	90,973	-	-	90,973
Derivatives	-	2,454	-	(182)	2,272
Total securities owned and derivatives	$ 7,283	$ 2,009,825	$ -	$ (182)	$ 2,016,926
Securities sold but not yet purchased and derivatives:					
U.S. government and agency obligations	$ -	$ 1,011,470	$ -	$ -	$ 1,011,470
Corporate debt and other securities	7,557	535,375	-	-	542,932
Derivatives	-	4,559	-	(1,382)	3,177
Total securities sold but not yet purchased and derivatives	$ 7,557	$ 1,551,404	$ -	$ (1,382)	$ 1,557,579

[1] Amounts represent offsetting cash collateral received from, and paid to, the same derivative counterparties, and the impact of netting derivative assets and derivative liabilities when a legally enforceable master netting agreement or similar agreement exists.

The amount of trading gains, net of losses, in the statement of comprehensive income includes an $8.5 million net loss on positions still held as of December 31, 2021.

U.S. government and agency obligations

The Company classifies U.S. Treasury securities as level 2. Securities issued by federal agencies consist of debt obligations issued directly by Fannie Mae, Freddie Mac, FHLB, and FFCB in addition to debt obligations collateralized by loans that are guaranteed by the Small Business Administration (SBA) and are, therefore, backed by the full faith and credit of the U.S. government. These debt obligations are classified as level 2 in the fair value hierarchy. For SBA instruments, the Company estimated fair value based on pricing from observable trading activity for similar securities or obtained fair values from a third party pricing service; accordingly, the Company has classified these instruments as level 2.

Securities issued by GSEs such as Fannie Mae and Freddie Mac are not explicitly guaranteed by the U.S. government; however, the GSEs carry an implied rating commensurate with that of U.S. government obligations and may be required to maintain such rating through its agency agreement. In certain instances, the U.S. Treasury owns the senior preferred stock of these enterprises and has

made a commitment under that stock purchase agreement to provide these GSEs with funds to maintain a positive net worth.

Pass-through securities and collateralized mortgage obligations issued by GSEs and U.S. government agencies, such as Fannie Mae, Freddie Mac, and Ginnie Mae each contain a guarantee by the issuing GSE or agency. For agency mortgage-backed securities, the Company estimated fair value based on pricing from observable trading activity for similar securities or obtained fair values from a third party pricing service; accordingly, the Company has classified these as level 2.

State and municipal obligations

The Company's investments in U.S. state and municipal obligations include obligations of county and municipal authorities and agency bonds, which are general obligations of the municipality or are supported by a specified revenue source and are predominantly highly rated. Holdings are geographically dispersed with no significant concentrations in any one state or municipality. The Company derives value for these obligations based on trading activity in secondary markets and new issue pricings in the primary market. These obligations are classified as level 2 in the fair value hierarchy.

Corporate debt and other securities

Corporate debt and other securities are predominantly debt obligations of domestic corporations and non-agency ABS securities that are classified as level 2. The Company estimates the fair value of these securities based on observable pricing from executed trades of similar instruments. The Company's other securities also include exchange-traded equity securities for which pricing is readily available and are therefore classified as level 1.

Commercial paper

The Company trades commercial paper (CP) that is generally short-term in nature (less than 30 days) and highly rated. The Company estimates the fair value of the CP based on observable pricing from executed trades of similar instruments and it is, therefore, classified as level 2 in the fair value hierarchy.

Derivatives

The Company records all contracts accounted for as derivatives at fair value in securities owned and derivatives or securities sold but not yet purchased and derivatives in the statement of financial condition. Accounting for changes in the fair value of a derivative is dependent upon whether or not it has been designated in a formal, qualifying hedging relationship. None of the Company's derivatives have been designated in a formal, qualifying hedging relationship. The Company

offsets all outstanding derivative transactions with a single counterparty as well as any cash collateral paid to and received from that counterparty for derivative contracts that are subject to the International Swaps and Derivatives Association or other legally enforceable netting arrangements and meet accounting guidance for offsetting treatment.

To-Be-Announced (TBA) Securities

Transactions in mortgage-backed to-be-announced (TBA) securities are considered forward contracts and are accounted for as derivatives. Therefore, they are reflected in securities owned and derivatives and securities sold but not yet purchased and derivatives on the statement of financial position and in trading gains, net of losses, on the statement of comprehensive income. The unrealized gains and losses on these transactions are classified as level 2 in the fair value hierarchy. These instruments are used to meet the needs of customers and manage market risks, and they are subject to varying degrees of market and counterparty credit risk. The Company estimates fair value on these securities based on pricing from observable trading activity of similar securities or from a third party pricing service. At December 31, 2021, the gross notional amount of these derivatives was $933.0 million. The gross fair value of derivative assets was $530 thousand, less $182 thousand of legally enforceable master netting agreements and no cash collateral held. The gross fair value of derivative liabilities was $2.3 million, less $182 thousand of legally enforceable master netting agreements and $1.2 million of cash collateral pledged. The amount of gains, net of losses, recognized in income was $1.7 million for the year ended December 31, 2021.

Securities settling beyond regular way

Transactions in securities set to settle beyond regular-way are considered forward contracts and are accounted for as derivatives. Therefore, they are reflected in securities owned and derivatives and securities sold but not yet purchased and derivatives on the statement of financial position and in trading gains, net of losses, on the statement of comprehensive income. The unrealized gains and losses on these transactions are classified as level 2 in the fair value hierarchy. These instruments are used to meet the needs of customers and manage market risks, and they are subject to varying degrees of market and counterparty credit risk. The Company estimates fair value on these securities based on pricing from observable trading activity of similar securities or from a third party pricing service. At December 31, 2021, the gross notional amount of these derivatives was $1.4 billion. The gross fair value of these derivative assets was $1.9 million. The gross fair value of these derivative liabilities was $2.1 million. The amount of gains, net of losses, recognized in income was $38.8 million for the year ended December 31, 2021.

Swaps

Notes to Financial Statements (continued)

December 31, 2021

Transactions in swaps are accounted for as derivatives. Therefore, they are reflected in securities owned and derivatives and securities sold but not yet purchased and derivatives on the statement of financial position. The unrealized gains and losses on these transactions are classified as level 2 in the fair value hierarchy. These instruments are used to manage market risks, and are subject to varying degrees of market and counterparty credit risk. The Company estimates fair value on these securities based on pricing from observable trading activity of similar securities or from a third party pricing service. At December 31, 2021, the gross notional amount of interest rate swap derivatives was $77.1 million. The gross fair value of these derivative assets and liabilities were $8 thousand and $133 thousand, respectively, for the year ended December 31, 2021. The amounts of gains, net of losses, recognized in income were $1.3 million for the year ended December 31, 2021.

8. Leases

The Company leases certain office facilities under operating leases that expire through 2026, some of which have stated rate increases. Generally, the right-of-use assets do not include renewal options and do include lessee termination options. At lease commencement, the Company assesses whether it is reasonably certain to exercise a renewal option, or reasonably certain not to exercise a termination option, by considering various economic factors. Options that are reasonably certain of being exercised are factored into the determination of the lease term, and related payments are included in the calculation of the right-of-use asset and lease liability. The Company accounts for each separate lease component of a contract and its associated non-lease components as a single lease component for all of its real estate leases. Variable costs, such as maintenance expenses, property and sales taxes, and association dues, are expensed as they are incurred. The following table presents lease expense for the year ended December 31, 2021 (in thousands):

Operating	$	13,365
Variable		3,082
Short-term lease expense		2,366
Sublease lease income		(8,084)
Total lease expense	$	10,729

The weighted average remaining lease term for leases as of December 31, 2021 was 2.11 years. Minimum rental commitments on leases for each of the following years ending December 31 are as follows (in thousands):

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Notes to Financial Statements (continued)

December 31, 2021

2022	$	14,624
2023		7,875
2024		2,943
2025		509
2026		410
Thereafter		-
Total minimum lease payments	$	26,361
Less: Imputed interest		784
Present value of lease liabilities	$	25,577

The Company uses its incremental borrowing rate to calculate the present value of lease payments when the interest rate implicit in the lease is not disclosed. The weighted average discount rate used to calculate the net present value of the future lease payments that determine the lease liability was 1.82% as of December 31, 2021. The right-of-use asset and lease liability are not remeasured as a result of any subsequent change in the index or rate unless remeasurement is required for another reason.

9. Fixed Assets

Fixed assets consisted of the following (in thousands):

	Useful Life	As of December 31, 2021
Leasehold improvements	1-30 years	$ 15,980
Furniture and equipment	1-20 years	8,733
Construction-in-process		15
		24,728
Less: Accumulated depreciation and amortization		(14,111)
Total fixed assets		$ 10,617

The related depreciation expense was $4.4 million and amortization expense was $36 thousand for the year ended December 31, 2021. These are respectively included in occupancy and equipment and outside processing and software in the statement of comprehensive income. The total amount of impairments to fixed assets was $380 thousand for the year ended December 31, 2021.

10. Employee Benefits

At December 31, 2021, restricted stock units were outstanding from equity-based compensation plans that have been approved by the Parent's shareholders and plans assumed from acquired entities. Those plans are intended to assist the Company in recruiting and retaining employees and directors and to align the interests of eligible participants with those of the Parent and its shareholders. All incentive awards are subject to clawback provisions.

The majority of outstanding awards and awards available to be issued relate to plans that allow for accelerated vesting of awards for holders who retire and have met all retirement eligibility requirements or in connection with certain other events. Until vested, certain of these awards are subject to forfeiture under specified circumstances.

Generally, grants to employees vest pro-rata annually over three years. Restricted stock units granted may be subject to one or more criteria, including employment, performance, or other conditions. Compensation cost for restricted stock units is generally equal to the fair value of the shares on the grant date of the award and is amortized to compensation expense over the vesting period. Generally, dividends are paid on awarded but unvested restricted stock. The Parent accrues and reinvests dividends in equivalent shares of the Parent's common stock for unvested restricted stock unit awards, which are paid out when the underlying restricted stock unit award vests. The Parent allocates restricted stock units expense to the Company. The Company's restricted stock unit expense for the year ending December 31, 2021 was $28.1 million, which is included in compensation and benefits expense in the statement of comprehensive income. At December 31, 2021, there was $21.8 million of unrecognized stock-based compensation expense related to nonvested restricted stock units.

The Company's expense related to other employee benefits for the year ending at December 31, 2021 was $13.5 million, all of which is included in compensation and benefits expense in the statement of comprehensive income.

11. Transactions with Related Parties

Both the Parent and the Affiliate Bank provide certain services and staff support functions for their affiliates and the Company pays a fee for those services. In 2021, the cost of these services allocated to the Company for the period ending December 31, 2021 was $38.7 million, which is included in fees paid to related parties in the statement of comprehensive income. The Company earns revenue from affiliates for providing certain corporate finance, underwriting, and trading services. For such activities in 2021, the Company earned $16.0 million in revenue, which is included in the respective line items in the statement of comprehensive income.

Balances with respect to related parties at December 31, 2021, are (in thousands):

Cash held at the Affiliate Bank	50,473
Due from related parties	1,038
Securities of related parties owned	34,400
Securities of related parties sold but not yet purchased	15,615
Due to related parties	797
Line of credit payable to the Parent	125,000
Income tax payable to the Parent	24,204

As of December 31, 2021, the Company had a $400 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate equal to the Parent's cost of funds which was 1.0% at December 31, 2021, with interest due monthly. At December 31, 2021, the outstanding balance on this unsecured line of credit was $125 million and is included in lines of credit payable to related parties in the statement of financial condition.

The Company also has a $500 million committed unsecured line of credit with the Affiliate Bank. The line of credit has a stated interest rate equal to one month LIBOR plus 1.50% per annum, which was 1.60% at December 31, 2021, with interest due monthly. At December 31, 2021, there was no outstanding balance included in lines of credit payable to related parties in the statement of financial condition.

The Company also has a $5 million overdraft facility note with the Affiliate Bank. The overdraft facility has a stated interest rate equal to the Affiliate Bank's overnight cost of funds at the date of advance plus ten basis points. Advances and accrued interest under the facility are due the following business day. At December 31, 2021, there were no outstanding borrowings under the facility.

12. Income Taxes

The Company's provision for income taxes is based on income and expense reported for financial statement purposes after adjustments for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These deferred assets and liabilities are measured using the enacted tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Subsequent changes in the tax laws require adjustment to these deferred assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the provision for income taxes, the Company evaluates the technical merits of its income tax positions

based on current legislative, judicial and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the provision for income taxes.

The Company's operating results are included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by Parent. The method of allocating federal income tax expense is determined under tax allocation agreements between the Company and the Parent. The allocation agreements specify that the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities are made by Parent.

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by the Parent. In accordance with the tax allocation agreements between the Company and the Parent, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Additionally, the Company files its own separate state income tax returns in certain jurisdictions.   The components of the provision for income taxes included in the statement of comprehensive income as determined in accordance with ASC Topic 740, *Income Taxes*, for the year ended December 31, 2021 are presented in the following table (in thousands):

	Current	Deferred	Total
Federal	$ 110,648	$ (2,395)	$ 108,253
State	18,208	(450)	17,758
Total provision for income taxes	$ 128,856	$ (2,845)	$ 126,011

A reconciliation of the provision for income taxes at the statutory federal income tax rate to the Company's actual provision for income taxes and actual effective tax rate is presented in the following table (in thousands):

Federal income taxes at statutory rate	$ 112,699
State income taxes, net of federal tax benefit	14,040
Other, net	(728)
Total provision for income taxes	$ 126,011

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the DTAs ("Deferred Tax Assets") or DTLs ("Deferred Tax

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Notes to Financial Statements (continued)

December 31, 2021

Liabilities") are expected to be realized. The net deferred income tax asset is recorded in the statement of financial condition. The significant DTAs and DTLs at December 31, 2021 net of the federal impact for state taxes are presented in the following table (in thousands):

Deferred tax assets	
Accrued incentive compensation	$ 22,784
Equity-based compensation	10,710
Operating lease liability	6,485
Other assets	5,209
Total deferred tax assets	45,188
Deferred tax liabilities	
Goodwill	(6,463)
ROU assets	(5,161)
Other liabilities	(1,965)
Total deferred tax liabilities	(13,589)
Net deferred tax asset (liability)	$ 31,599

A valuation allowance is not required for the federal and state deferred tax assets because the Company believes it is more-likely-than-not that these assets will be realized.

No unrecognized tax benefits have been recorded under ASC Topic 740-10, *Income Taxes*, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within twelve months of this reporting date.

The Parent's federal income tax returns, in which the Company is included, are no longer subject to examination by the IRS for taxable years prior to 2017. With limited exceptions, the various consolidated or combined state income tax returns filed by the Parent, in which the company is included, along with the Company's separate income tax returns, are no longer subject to examination by state and local taxing authorities for taxable years prior to 2015.

13. Commitments and Contingencies

Litigation and Regulatory Matters

Notes to Financial Statements (continued)

December 31, 2021

The Company is routinely a party to numerous legal proceedings, including private, civil litigation and regulatory investigations, arising from the ordinary conduct of its regular business activities. The matters range from individual actions involving a single plaintiff to class action lawsuits with multiple class members and can involve claims for substantial amounts. Investigations involve both formal and informal proceedings, by both governmental agencies and self-regulatory organizations. These legal proceedings are at varying stages of adjudication, arbitration or investigation and may consist of a variety of claims, including common law tort and contract claims, as well as statutory antitrust, securities, and consumer protection claims. The ultimate resolution of any proceeding is uncertain and inherently difficult to predict. It is possible that the ultimate resolution of these matters, if unfavorable, may be material to the consolidated financial position, consolidated results of operations, or consolidated cash flows of the Company.

The Company establishes accruals for legal matters when potential losses associated with the actions become probable and the amount of loss can be reasonably estimated. There is no assurance that the ultimate resolution of these matters will not significantly exceed the amounts that the Company has accrued. Accruals for legal matters are based on management's best judgment after consultation with counsel and others.

The following is a description of a certain legal proceeding in which the Company is involved:

Millennium Lender Claim Trust

In August 2017, the Trustee of the Millennium Lender Claim Trust filed a suit in the New York State Court against the Company and other lenders of the $1.8 Billion Millennium Health LLC f/k/a Millennium Laboratories LLC (Millennium) syndicated loan. The Trustee alleged that the loan was actually a security and that defendants misrepresented or omitted to state material facts in the offering materials and communications provided concerning the legality of Millennium's sales, marketing, and billing practices and the known risks posed by a pending government investigation into the illegality of such practices. The Trustee brought claims for violation of the California Corporate Securities Law, the Massachusetts Uniform Securities Act, the Colorado Securities Act, and the Illinois Securities Law, as well as negligent misrepresentation and sought rescission of sales of securities as well as unspecified rescissory damages, compensatory damages, punitive damages, interest, and attorneys' fees and costs. The defendants removed the case to the U.S. District Court for the Southern District of New York and the Trustee's motion to remand the case back to state court was denied. The defendants filed a motion to dismiss the claims which motion was granted on May 22, 2020 with the judge finding that the syndicated loan was not a security and that the misrepresentation claims failed because the loan agreement clearly held that a lender should do its own due diligence and not rely on any representations. However, Plaintiff was given leave to file an amended complaint. On June 12, 2020, the Trustee in the Millennium Health Lender case filed a motion to amend its complaint. In the motion, the Trustee attempts to bring fraud claims and a negligent misrepresentation claim. Specifically, the claims the Trustee

seeks to assert against the Company are Aiding and Abetting the Insiders' Fraud, Conspiracy to Defraud Investors, and Negligent Misrepresentation. On December 1, 2020, the magistrate judge recommended that the motion to amend the complaint be denied because the proposed claims are subject to dismissal based on the court's prior order as well as the disclaimers included in the syndicated loan agreement that lenders should not rely on the defendants and should do their own due diligence and on October 1, 2021, the court adopted the magistrate judge's recommendation and dismissed all claims and entered final judgment for the defendants. On October 28, 2021, the Trustee filed an appeal of the decision to dismiss the case in the Second Circuit Court of Appeals. Although the matter is still on-going at this time, the Company believes, based on the information available, the matter will not have a material adverse effect on either the Company's statement of financial condition or statement of comprehensive income.

14. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. The Company believes it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for this indemnification. For the year ended December 31, 2021, the Company experienced no losses as a result of the indemnity.

The Company utilizes the Fixed Income Clearing Corporation ("FICC") for trade comparisons, netting and settlement of fixed income securities. As a Government Securities Division netting member, the Company has a commitment to the FICC to meet its financial obligations as a central counterparty clearing house in the event the FICC has insufficient liquidity recourses through a potential Capped Contingency Liquidity Facility ("CCLF") repurchase transaction. This commitment would be based on the Company's share of its liquidity burden on the FICC. The Company believes that it is unlikely it will have to be counterparty to a potential committed liquidity resource repurchase transaction under this agreement and has not recorded a liability in the financial statements.

15. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of the minimum dollar net capital requirement or 2% of aggregate debit balances arising from

customer transactions, as defined. At December 31, 2021, the Company had net capital, as defined, of $1.1 billion, which was $1.1 billion in excess of the required net capital.

Supplemental Information

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2021
(In Thousands)

Computation of net capital

Total shareholder's equity		$ 1,887,025
Total capital and allowable subordinated borrowings		1,887,025
Deductions and/or charges:		
Nonallowable assets:		
Goodwill and other intangibles, net of accumulated depreciation	177,342	
Accrued interest, receivables, and other assets	68,544	
Deposits with clearing organizations	6,132	
Deferred taxes	31,599	
Fixed assets, net of accumulated depreciation	11,132	
Total nonallowable assets	294,749	
Other deductions or charges	86,049	380,798
Net capital before haircuts on securities positions		1,506,227
Haircuts on securities:		
Corporate debt obligations	231,431	
U.S. government and agency obligations	84,993	
State and municipal obligations	5,991	
Commercial paper	75	
Equity securities	1,943	
Other securities	40,218	
Swaps	4,005	368,656
		$ 1,137,571

Net capital

Computation of alternative net capital requirement

2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation or minimum net capital requirement (if greater)		1,000

Excess net capital		$ 1,136,571

Net capital in excess of 5% of aggregate debit items or		
120% of the net capital requirement if greater		$ 1,136,371

There are no material differences between this computation and the Company's unaudited Financial and Operational Combined Uniform Single ("FOCUS") Report as of December 31, 2021, filed on January 26, 2022.

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule II
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021
(In Thousands)

Credit balances:	
Customer-related fails to receive	966
Market value of short securities and credits in all suspense accounts over 30 calendar days	5,125
Total credit balances	6,091
Debit balances:	
Customer-related fails to deliver	8,378
Gross debits	8,378
Less 3%	(251)
Total debit balances	8,127
Reserve computation:	
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$ -
Amount on deposit in the "Reserve Bank Account" at December 31, 2021	$ 29,950

There are no material differences between this computation and the Company's unaudited Financial and Operational Combined Uniform Single ("FOCUS") Report as of December 31, 2021, filed on January 26, 2022.

Truist Securities, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

None

A. Number of items

None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

None

B. Number of items

None

There are no material differences between this computation and the Company's unaudited Financial and Operational Combined Uniform Single ("FOCUS") Report as of December 31, 2021, filed on January 26, 2022.